UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 1, 2022

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App LLC - 8655 Ashley Way Douglasville GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	Landa App LLC - 1246 Elgin Way Riverdale GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	Landa App LLC - 1910 Grove Way Hampton GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On December 1, 2022, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of November 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App LLC - 8655 Ashley Way Douglasville GA LLC (3)	$0.00	$0.000
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC(3)	$0.00	$0.000
Landa App LLC - 1246 Elgin Way Riverdale GA LLC(3)	$0.00	$0.000
Landa App LLC - 4267 High Park Lane East Point GA LLC(3)	$0.00	$0.000
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC (3)	$0.00	$0.000
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$719.83	$0.072
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$541.08	$0.054
Landa App LLC - 729 Winter Lane Jonesboro GA LLC (3)	$912.67	$0.091
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$415.53	$0.042
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$530.33	$0.053
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC (2)	$985.01	$0.099
Landa App LLC - 8674 Ashley Way Douglasville GA LLC (3)	$532.45	$0.053
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$382.09	$0.038
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$632.36	$0.063
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$499.36	$0.050
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$484.10	$0.048
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	$507.99	$0.051
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$442.00	$0.044
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$528.85	$0.053
Landa App LLC - 9439 Lakeview Road Union City GA LLC	$500.32	$0.050
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$443.71	$0.044
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	$198.43	$0.020
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$581.02	$0.058
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$670.58	$0.067
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	$327.31	$0.033
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	$520.56	$0.052
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$519.73	$0.052
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	$710.06	$0.071
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$434.01	$0.043
Landa App LLC - 1910 Grove Way Hampton GA LLC	$595.95	$0.060
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	$468.12	$0.047
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$422.81	$0.042
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$375.37	$0.038
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	$348.98	$0.035
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	$590.66	$0.059
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC (3)	$257.77	$0.026
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$458.32	$0.046
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	$555.39	$0.056

(1)	Distributions by each Series were made based on the total Shares outstanding as of November 30, 2022

(2)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of November. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circulars) to pay each of the holders of this Series’ Share a Distribution.

(3)	The Property underlying this Series is vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022	LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold (1)	Total Amount Raised (1)($)	Monthly Rental Income (2)($)	Monthly Property Tax ($)	Monthly Insurance Expense ($)	Monthly Management Fee*
1.	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	close	1/7/2022	-	10,000	28,099.32	1,102.50	132.97	32.16	8.00%
2.	Landa App LLC - 1246 Elgin Way Riverdale GA LLC	open	1/7/2022	-	9,995	38,261.51	1,207.50	164.17	34.77	8.00%
3.	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	open	1/7/2022	-	9,995	35,753.51	997.50	147.80	26.11	8.00%
4.	Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	open	1/7/2022	-	9,998	46,129.09	918.75	147.80	28.33	8.00%
5.	Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	open	1/7/2022	-	9,990	35,735.63	1,200.00	147.80	26.40	8.00%
6.	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	open	1/7/2022	-	9,997	35,760.67	1,170.00	147.80	38.05	8.00%
7.	Landa App LLC - 1910 Grove Way Hampton GA LLC	open	1/7/2022	-	9,986	22,028.83	1,522.50	159.19	56.84	8.00%
8.	Landa App LLC - 4267 High Park Lane East Point GA LLC	open	1/7/2022	-	9,990	47,576.78	1,150.00	162.66	31.02	8.00%
9.	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	open	1/7/2022	-	9,994	42,871.72	1,200.00	163.33	30.70	8.00%
10.	Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	close	1/7/2022	-	10,000	24,591.42	1,019.81	155.50	29.61	8.00%
11.	Landa App LLC - 6436 Stone Terrace Morrow GA LLC	close	1/7/2022	-	10,000	15,478.84	1,050.00	75.80	41.33	8.00%
12.	Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC (4)	open	1/7/2022	-	9,928	18,112.42	0.00	74.93	43.08	8.00%
13.	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	close	1/7/2022	-	10,000	21,866.04	1,350.00	137.22	32.45	8.00%
14.	Landa App LLC - 687 Utoy Court Jonesboro GA LLC	open	1/7/2022	-	9,960	32,789.54	975.00	102.71	30.28	8.00%
15.	Landa App LLC - 729 Winter Lane Jonesboro GA LLC (4)	open	1/7/2022	-	9,999	31,217.60	0.00	124.28	33.76	8.00%
16.	Landa App LLC - 7349 Exeter Court Riverdale GA LLC	open	1/7/2022	-	9,995	39,117.85	1,150.00	137.61	34.16	8.00%
17.	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC (5)	open	1/7/2022	-	9,999	33,947.12	0.00	59.24	36.91	8.00%
18.	Landa App LLC - 8641 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	36,061.00	1,100.00	99.64	27.57	8.00%
19.	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	close	1/7/2022	-	10,000	34,144.12	1,300.00	122.83	35.05	8.00%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold (1)	Total Amount Raised (1)($)	Monthly Rental Income (2)($)	Monthly Property Tax ($)	Monthly Insurance Expense ($)	Monthly Management Fee*
20.	Landa App LLC - 8651 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	24,414.00	1,050.00	83.75	23.83	8.00%
21.	Landa App LLC - 8652 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,992	49,915.04	1,100.00	88.51	26.03	8.00%
22.	Landa App LLC - 8653 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,999	63,029.70	1,100.00	82.67	23.97	8.00%
23.	Landa App LLC - 8654 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	51,966.00	1,102.50	88.78	26.32	8.00%
24.	Landa App LLC - 8655 Ashley Way Douglasville GA LLC (5)	open	1/7/2022	-	9,999	57,216.28	0.00	83.35	23.99	8.00%
25.	Landa App LLC - 8659 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	46,227.00	1,250.00	85.11	27.23	8.00%
26.	Landa App LLC - 8662 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,999	54,015.60	975.00	88.51	26.78	8.00%
27.	Landa App LLC - 8668 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,987	61,091.48	1,150.00	106.83	33.04	8.00%
28.	Landa App LLC - 8670 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	51,454.00	1,050.00	97.33	29.36	8.00%
29.	Landa App LLC - 8674 Ashley Way Douglasville GA LLC (4)	open	1/7/2022	-	9,998	48,379.48	0.00	90.27	25.28	8.00%
30.	Landa App LLC - 8675 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	48,193.00	1,100.00	81.99	25.61	8.00%
31.	Landa App LLC - 8677 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,977	82,169.57	1,100.00	78.46	24.75	8.00%
32.	Landa App LLC - 8678 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,998	49,526.09	1,100.00	107.24	30.44	8.00%
33.	Landa App LLC - 8679 Ashley Way Douglasville GA LLC	open	1/7/2022	-	9,980	64,205.33	1,100.00	100.72	25.87	8.00%
34.	Landa App LLC - 8683 Ashley Way Douglasville GA LLC	close	1/7/2022	-	10,000	71,611.00	1,023.75	85.66	23.47	8.00%
35.	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC (3)	close	1/7/2022	-	10,000	38,056.12	0.00	138.91	35.43	8.00%
36.	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	open	1/7/2022	-	9,997	31,078.69	1,350.00	129.70	32.22	8.00%
37.	Landa App LLC - 9439 Lakeview Road Union City GA LLC	open	1/7/2022	-	9,973	56,555.81	1,400.00	181.74	28.24	8.00%
38.	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	close	6/30/2021	-	10,000	36,073.48	813.75	130.62	30.16	8.00%
39.	Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	open	6/30/2021	-	8,246	97,483.39	1,047.38	147.80	26.05	8.00%
40.	Landa App LLC - 1741 Park Lane Griffin GA LLC	open	6/30/2021	-	3,505	45,324.56	761.25	151.14	30.26	8.00%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 100,000 Shares.

(2)	The Monthly Rental Income amount reflects the aggregate monthly rental payment payable under the lease agreements or expected monthly rental amounts for apartment units included in the Property, assuming a 100% occupancy rate for the Property, determined as of the date of this Offering Circular. See “Description of the Properties” for more information.

(3)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(4)	This Property has one or more apartment units that are currently vacant. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on such unleased apartment units until the Manager enters into a new lease agreement with a tenant for such units.

(5)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Manager enters into a new lease agreement with a tenant for the Property.

4